EXHIBIT 23.1

 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Jufeel International Group on Form S-1 of our report dated April 26, 2019, with respect to our audits of the consolidated financial statements of Jufeel International Group as of December 31, 2018 and 2017 and for each of the two years in the period ended December 31, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditor on May 1, 2019 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Registration Statement for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus, which is part of this Registration Statement.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

New York, New York

October 22, 2019